SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH February, 2012
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S/A

CNPJ/MF [Corporate Taxpayer’s Roll/Treasury Department] no. 01.832.635/0001-18

NIRE [Company Roll Registration Number] 35.300.150.007

MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON JANUARY 27, 2012

Date, Time and Place: On January 27, 2012, at  10:30 AM, at the headquarters of the Company at Avenida Jurandir no. 856, Lote 04, 1º andar, Jardim Ceci, in the City of São Paulo, State of  São Paulo. Quorum: Attendance of all the members of the Board of Directors, unless for Mr.  André Esteves. Board of the Meeting:  President, Maria Cláudia Oliveira Amaro; and Secretary, Flávia Turci. Agenda and decisions: The Board decided unanimously: (a) to approve the Third Amendment to the operational Agreement made and entered into by TAM Linhas Aéreas S.A. and Multiplus S.A., on December 10,  2009 for the period from November  29, 2011  to February 29,  2012; (b)  approve the making and entering in to the following instruments: (i)  Guarantee Assignment related to Aircraft Lease Assignment and Assumption Deed, of the  Airbus A320, serial number  3325, prefix PR-MHS,  and Sky Hight V Leasing Company Limited shall replace the current Lessor  for the purposes of the guarantee granted, and the instrument shall be executed by Sky Hight V Leasing Company Limited, in the capacity of Lessor and the Company, as guarantor (ii) Aircraft Lease Extension and Amendment, related to the  Airbus A330, serial numbers  477 and 486, prefixes PT-MVH and  PT-MVK, respectively, to be executed between GECAS Sverige Aircraft Leasing Worldwide AB,  as Lessor, and the  Company as guarantor; (iii) Aircraft Lease Extension and Amendment related to the airplanes  Airbus A320, serial number  1459, prefix PR-MBG, to be executed between Éden Irish Aircraft Leasing MSN 1459 Limited, as Lessor, and the Company as guarantor; and  (iv) Aircraft Lease Amendment, related to the  Airbus A320, serial number 2734, prefix PT-MBA, to be executed by  Wells Fargo Bank Northwest, National Association, as Lessor and the Company as guarantor; and  (c)  rectify the hiring party in the guarantee granted by the Company, approved by the Board of Directors Meeting held on June 17, 2011, related to the engine model GE90, with the following proper  wording: “Approve the execution of the guarantee instruments, related to the Lease Supplement and such other agreements, documents or deeds as may be required to give effect to the transaction for the engine model  GE90-115BL 3325 - SN 906-972, to be executed by  Aroeira Leasing Trust, as Lessor and the Company as guarantor, as well as ratify all the acts already practiced in regards to the foregoing transaction.” Closure:  With nothing further to discuss, the meeting was closed and these minutes were drawn, read and signed by all the attendees. São Paulo, January 27,  2012. (Signed) Maria Cláudia Oliveira Amaro – President, Flávia Turci – Secretary. Directors: Maria Cláudia Oliveira Amaro, Noemy Almeida Oliveira Amaro, Maurício Rolim Amaro, Antônio Luiz Pizarro Manso, Marco Antonio Bologna, Emilio Romano and Waldemar Verdi Júnior. True copy drawn in the due Book.

Flávia Turci Secretary

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2012

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.